Filed by Neuberger Berman Municipal Fund Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Companies:
Neuberger Berman California Municipal Fund Inc.
Commission File No. 811-21167
Neuberger Berman New York Municipal Fund Inc.
Commission File No. 811-21169

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104-0001 Tel. 212.476.9000

Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN CLOSED-END MUNICIPAL FUNDS
ANNOUNCE PROPOSED REORGANIZATIONS

NEW YORK, April 3, 2023 — The Boards of Directors (the “Boards”) of Neuberger Berman Municipal Fund Inc. (NYSE American: NBH), Neuberger Berman California Municipal Fund Inc. (NYSE American: NBW), and Neuberger Berman New York Municipal Fund Inc. (NYSE American: NBO) (each a “Fund” and collectively, the “Funds”) have approved proposals to reorganize each of NBW and NBO into NBH.  The proposed reorganizations for the Funds are subject to certain conditions, including necessary approval by each Fund’s stockholders. The Funds expect to hold a Special Meeting of Stockholders to consider approval of the reorganization proposals on or about June 29, 2023.

Neuberger Berman Investment Advisers LLC (“NBIA”), the Funds’ investment adviser, recommended, and the Boards approved, the reorganizations as a result of a comprehensive assessment of the Funds.  NBIA and the Boards believe the reorganizations will benefit stockholders of each Fund through the creation of a larger fund that may offer economies of scale, including a lower total annual operating expense ratio, enhanced earnings potential, and increased market liquidity for the combined fund’s common stock, which could positively impact trading in the combined fund’s shares.

Each transaction is expected to qualify as a tax-free reorganization for federal income tax purposes and will be effected at each Fund’s respective net asset value (NAV) at the time of the reorganization. Further information regarding the proposed reorganizations will be contained in a proxy statement/prospectus to be filed publicly with the U.S. Securities and Exchange Commission (the “SEC”) and disseminated to each Fund’s stockholders.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 26 countries, Neuberger Berman’s diverse team has over 2,600 professionals. For eight consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). Neuberger Berman is a PRI Leader, a designation, since last assessed, that was awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. In the 2021 PRI Assessment, the firm obtained the highest possible scoring for its overarching approach to ESG investment and stewardship, and integration across asset classes. The firm manages $427 billion in client assets as of December 31, 2022. For more information, please visit our website at www.nb.com.
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Additional Information about the Reorganizations and Where to Find It
This press release is not intended to, and does not constitute an offer to purchase or sell shares of the Funds; nor is this press release intended to solicit a proxy from any stockholder of the Funds. The solicitation of the purchase or sale of securities or proxies to effect the proposed reorganizations described herein will only be made by a final, effective registration statement, which will include a definitive proxy statement/prospectus, after the registration statement is declared effective by the SEC.
This press release references a proxy statement/prospectus, to be filed by the Funds. The proxy statement/prospectus has yet to be filed with the SEC. After the proxy statement/prospectus is filed with the SEC, it may be amended or withdrawn. The proxy statement/prospectus will not be distributed to stockholders of the Funds unless and until a registration statement including the proxy statement/prospectus is declared effective by the SEC.
The Funds and their respective directors, officers and employees, and NBIA and its officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed reorganizations described herein. Stockholders and other investors may obtain more detailed information regarding the direct and indirect interests of the Funds’ directors and officers, NBIA and its officers and employees and other persons by reading the proxy statement/prospectus when it is filed with the SEC.
STOCKHOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATIONS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION ABOUT THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.
Stockholders may obtain free copies (when they become available) of the proxy statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, free copies (when they become available) of the proxy statement/prospectus and other documents filed with the SEC may also be obtained by directing a request to NBIA at (877) 461-1899. Additional information about the Funds, including performance and portfolio characteristics information, is available at www.nb.com.
Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.